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TAOP Reports 98.3% YoY Revenue Increase for the Six Months Ended June 30, 2018

SHENZHEN, China, August 15, 2018 - Taoping Inc. (NASDAQ: TAOP), a leading provider of internet-based advertisement distribution and advertisement display terminal sharing systems in China, today announced its unaudited financial results for the six months ended June 30, 2018.

Financial Highlights for the Six Months Ended June 30, 2018

●	Revenue was $11.4 million, an increase of 98.3%, compared to $5.7 million for the same period last year.

●	Gross profit as a percentage of revenue was 46.3% for the first six months of 2018, increased from 42.5% for the same period last year.

●	Net income attributable to the Company was $2.0 million, compared to $35,000 for the same period last year. Earnings per share was $0.05 per share, compared to $0.00 per share for the same period of 2017.

●	Excluding non-cash items, adjusted net income was $4.2 million, compared to $1.9 million for the same period last year. Adjusted earnings per share was $0.10 per share, compared to $0.05 per share for the same period of 2017.

Operational Highlights for Recent 2018

●	On May 25, 2018, the Company changed its name from “China Information Technology Inc.” to “Taoping Inc”. This strategic branding decision comes at a natural inflection point for the brand to accurately reflect the current business operations. “Taoping” is a mandarin term that means, “panning/ searching for screens” in English.

●	Taoping Alliance, a nationwide new-media sharing network jointly founded by the Company and Shenzhen Taoping New-Media Limited, has penetrated into the county-level market nationwide. Since its establishment in May 2017, Taoping Alliance members have increased to fifty-nine covering twenty-five provinces and provincial cities throughout China.

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●	Since January 2018, the Company has entered into 22 contracts for the sale of 60,000 TAOP cloud-based ads display terminals and expects to generate sales and service revenue of about $19.5 million by the end of 2018.

●

Taoping Chain, a “Smart IoT Terminal - Taoping Net/ App - Taoping E-store” media ecosystem, has been fully developed, functional, and on-line.

Taoping App enables advertisers (individuals or business owners) to distribute real-time ads whenever and wherever they want on the designated cloud-based ad display terminals. Taoping E-store enables consumers to view the ads on their mobile devices and receive promotional coupons or messages from the E-stores, where they just visited on-line. The Taoping Chain ecosystem enables direct interactions among consumers and advertisers effectively and efficiently drives on-line traffic to real consumptions.

“This is the first time that we have reported the financial and operational results since the Company has changed its name to Taoping Inc. With the fast growing Taoping Alliance nationwide network, we are thrilled to enable and witness more small business owners to target their audience by distributing ads on our Cloud-based ads display terminals.” said Mr. Jianghuai Lin, CEO and Chairman of TAOP. “With our hard work and concerted efforts over the last six months, we are proud to announce the optimistic financial and operational performance.”

Mr. Lin continued, “By June 30, 2018, the revenue has increased 98.3% to $11.4 million from $5.7 million and gross profit has increased 116.4% to $5.3 million from $2.4 million, compared to the same period last year. Additionally, the Company had positive working capital of $1.6 million as of June 30, 2018, a significant improvement from a working capital deficiency of $1.5 million at the end of 2017.”

Mr. Lin concluded, “After the Company’s successful business transformation in 2017 along with continuing growth of our new business model, we believe that revenue and net income will continue to improve in the next two quarters and achieve our 2018 projection and ultimately accomplish the Company’s mission ‘Our technology makes advertising and branding affordable and effective for everyone’.”

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Revenue

Revenue was $11.4 million for the first six months of 2018, compared to $5.7 million for the same period last year, an increase of $5.7 million or 98.3%.

Revenue increase in the first six months of 2018 was primarily attributable to the significant increase of sales of the Company’s cloud-based advertising display terminals and software, as a result of its successful implementation of our nationwide marketing strategy throughout China.

 Beginning January 1, 2018, the Company adopted ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “FASB ASC 606”) for its new revenue recognition accounting policy. The Company has applied the required five-step analysis on contracts with our customers in accordance with the accounting pronouncement.

After the application of the five-step analysis and other revenue recognition guidance required by ASU 2014-9 and other related accounting pronouncements to contracts with our customers, the Company determined that its adoption of the new revenue recognition accounting policies has no material impact to the Company’s consolidated financial statements and resulted in no cumulative adjustment from prior periods.

Gross Profit

Gross Profit was $5.3 million for the first six months of 2018, an increase of $ 2.8 million or 116.4%, compared to $2.4 million for the first six months of 2017. Gross profit as a percentage of revenue was 46.3% for the first six months of 2018, increased from 42.5% for the same period of last year.

The Company has enjoyed higher gross margin from revenue generated from the new hardware products and software services offered to the customers in the Out-of-Home advertising market in the first six months of 2018. The Company has outsourced production of our Cloud-Application-Terminal (CAT) and Internet-of-Things (IoT) technology based ads display terminals that has provided significant cost savings that has also contributed to the increase of overall gross margin.

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Administrative, R&D and Selling expenses

Administrative expenses increased by $0.5 million to $1.8 million for the first six months of 2018, compared to $1.3 million for the same period of 2017. Such increase was mainly due to the remeasurement of intercompany payables and receivables denominated in a currency other than its functional currency. As a percentage of revenue, administrative expenses decreased to 15.7% for the first six months of 2018, from 22.2% for the same period of 2017.

Research and development expenses increased by approximately $0.6 million to $2.5 million for the first six months of 2018, compared to $1.9 million for the first six months of 2017. Such increase was primarily due to increase of compensation for addition of R&D staff and depreciation of software that was newly acquired in 2017 and 2018 that used for the digital ads distribution and new media resource sharing platform servicing our customers to more efficiently and more cost effectively promote their brand names and businesses. As a percentage of revenue, research and development expenses decreased to 21.9% for the first six months of 2018, from 33.9% for the same period of last year.

Selling expenses decreased by $0.4 million, or 65.8%, to $0.2 million for the first six months of 2018, compared to $0.6 million for the first six months of 2017. This decrease was due to reduction in sales force of the traditional IT segment and marketing expenses.

Net income attributable to Company

For the first six months of 2018, net income attributable to the Company was $2.0 million, compared to $35,000 for the same period of last year. As the new successful business model continues to grow, the Company believes that the net income will continue to improve.

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Cash and Financial Position

As of June 30, 2018, the Company had cash and cash equivalents of $3.0 million, compared to $3.3 million as of December 31, 2017. The Company had a working capital of $1.6 million as of June 30, 2018, which was a significant improvement over a working capital deficiency of $1.5 million as of December 31, 2017.

For the first six months of 2018, net cash provided by operating activities was $0.6 million, a significant improvement from net cash used in operating activities of $40,000 for the same period of 2017.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors and exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measures. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

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The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Six Months Ended June 30, 2018 and 2017 Reconciliation of Net Income Attributable to the
Company and EPS to Exclude Non-cash Expenses

	Six Months Ended	Six Months Ended
	June 30 2018	June 30, 2017
Net income attributable to the Company	$2,004,697	$34,697
(Reversal of) provisions for losses on accounts receivable and other current assets	(94,852)	151,784
Provision for obsolete inventories	32,526	164,783
Depreciation	1,508,141	920,710
Amortization of intangible assets	430,462	406,711
Stock-based compensation	289,912	247,098
Stock-based payment for consulting fee	22,357	-
Change in fair value of warrant liability	-	(3,720)
Adjusted net income	$4,193,243	$1,922,063

Weighted average number of shares outstanding
Basic	40,690,019	40,231,159
Diluted	41,712,684	40,231,159

Earnings per share
Basic	$0.05	$0.00
Diluted	$0.05	$0.00

Adjusted earnings per share
Basic	$0.10	$0.05
Diluted	$0.10	$0.05

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) (Nasdaq: TAOP), is a leading cloud-based ads display terminal and service provider of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ads display terminals. Connecting cloud-based ads display terminal owners, advertisers, and consumers, the Company builds up a resource sharing “Smart IoT Terminal - Taoping Net/ App - Taoping E-store” media ecosystem to ultimately achieve the mission “Our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com.

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Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc. and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@taoping.cn
http://www.taop.com
or

Dragon Gate Investment Partners LLC
Tel: +1 (646)-801-2803
Email: taop@dgipl.com

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TAOPING INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2018 AND DECEMBER 31, 2017

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,043,874	$3,260,808
Accounts receivable, net	6,923,695	5,267,752
Accounts receivable-related parties	7,389,359	4,872,743
Advances to suppliers	1,466,418	1,630,980
Inventories, net	596,783	631,610
Other current assets	3,491,117	5,854,792
TOTAL CURRENT ASSETS	22,911,246	21,518,685

Property, plant and equipment, net	11,291,285	11,830,698
Intangible assets, net	380,915	808,707
Long-term investments	45,314	46,094
Other non-current assets	3,269,967	3,326,319
TOTAL ASSETS	$37,898,727	$37,530,503

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,280,369	$7,817,610
Accounts payable	8,753,651	6,844,440
Advances from customers	317,002	281,772
Advances from customers-related parties	47,018	1,008,426
Amounts due to related parties	71,293	1,183,090
Accrued payroll and benefits	319,261	290,841
Other payables and accrued expenses	4,242,746	4,038,417
Income tax payable	284,116	1,548,415
TOTAL LIABILITIES	21,315,456	23,013,011

EQUITY
Ordinary shares, par $0.00; authorized 100,000,000 shares; shares issued and outstanding, June 30, 2018:40,760,163 shares; December 31, 2017: 40,231,159 shares;	124,646,996	123,950,544
Additional paid-in capital	15,454,288	15,814,328
Reserve	13,812,095	13,812,095
Accumulated deficit	(170,390,546)	(172,395,246)
Accumulated other comprehensive income	23,754,044	24,201,766
Total equity of the Company	7,276,877	5,383,487
Non-controlling interest	9,306,394	9,134,005
Total Equity	16,583,271	14,517,492

TOTAL LIABILITIES AND EQUITY	$37,898,727	$37,530,503

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TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)
Revenue – Products	$2,468,355	$3,124,904
Revenue – Products-related parties	6,755,247	994,446
Revenue – Software	1,333,693	1,293,252
Revenue – Software- related parties	47,105	-
Revenue – System integration	-	6,652
Revenue – Others	716,932	312,810
Revenue – Others-related parties	42,701	-
TOTAL REVENUE	11,364,033	5,732,064

Cost – Products	5,616,492	3,198,247
Cost – Software	286,234	83,888
Cost – System integration	194,612	12,658
Cost – Others	789	3,827
TOTAL COST	6,098,127	3,298,620

GROSS PROFIT	5,265,906	2,433,444

Administrative expenses	1,780,694	1,269,973
Research and development expenses	2,484,574	1,943,445
Selling expenses	198,500	580,476
INCOME (LOSS) FROM OPERATIONS	802,138	(1,360,450)

Subsidy income	333,660	306,658
Other income (loss), net	(6,033)	238,080
Interest income	1,218	6,065
Interest expense	(244,455)	(225,140)
Change in fair value of warrant liability	-	3,720

Income (loss) before income taxes	886,528	(1,031,067)

Income tax benefit	1,286,388	1,045,500

NET INCOME	2,172,916	14,433
Less: Net (income) loss attributable to the non- controlling interest	(168,219)	20,264
NET INCOME
ATTRIBUTABLE TO THE COMPANY	$2,004,697	$34,697

Earnings per share
Basic	$0.05	$0.00
Diluted	$0.05	$0.00

EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$0.05	$0.00
Diluted	$0.05	$0.00

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TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income	$2,172,916	$14,433
Adjustments to reconcile net income to net cash used in operating activities:
(Reversal of) provision for losses on accounts receivable and other current assets	(94,852)	151,784
Provision for obsolete inventories	32,526	164,783
Depreciation	1,508,141	920,710
Amortization of intangible assets	430,462	406,711
Loss (Gain) on sale of property and equipment	4,402	(436)
Loss on disposal of inventories	-	103,965
Stock-based payment for consulting services	22,357	-
Stock-based compensation	289,912	247,098
Change in fair value of warrants liability	-	(3,720)
Changes in operating assets and liabilities:
Accounts receivable	(1,766,056)	(1,825,534)
Accounts receivable from related parties	(2,701,918)	-
Inventories	(40,053)	(521,544)
Other receivables and prepaid expenses	2,250,035	1,832,397
Advances to suppliers	200,066	(716,846)
Other payables and accrued expenses	302,020	(878,520)
Advances from customers	41,586	806,613
Advances from customers-related parties	(981,656)	-
Amounts due to related parties	(1,134,913)	-
Accounts payable	1,381,380	303,534
Income tax payable	(1,287,011)	(1,045,500)
Net cash provided (used) in operating activities	629,344	(40,072)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	598	436
Purchases of property and equipment	(400,551)	(244,906)
Net cash used in investing activities	(399,953)	(244,470)

FINANCING ACTIVITIES
Borrowings under short-term loans	1,099,113	1,018,063
Proceeds from issuance of ordinary shares in connection with cash exercise of stock options	46,527	-
Repayment of short-term loans	(1,519,917)	(2,200,762)
Net cash used in financing activities	(374,277)	(1,182,699)

Effect of exchange rate changes on cash and cash equivalents	(72,048)	42,731

NET DECREASE IN CASH AND CASH EQUIVALENTS	(216,934)	(1,424,510)
CASH AND CASH EQUIVALENTS, BEGINNING	3,260,808	3,752,375
CASH AND CASH EQUIVALENTS, ENDING	$3,043,874	$2,327,865

Supplemental disclosure of cash flow information:
Cash paid during the year

Income taxes	$623	$-
Interest	$244,455	$225,140

Supplemental disclosure of significant non-cash transactions:

●	$723,844 in purchase of software by assuming accounts payable for the first six months of 2018.

●	$289,912 stock-based compensation recorded for the service provided for the first six months of 2018, compared to $247,098 stock-based compensation for the same period of 2017.

●	Issuance of 479,004 ordinary shares during the six months of 2018, as a result of the cashless exercise of share options granted to the Company’s employees under its 2016 Equity Incentive Plan.

Reclassification:

Certain prior period amounts have been reclassified to be comparable to the current period presentation. This reclassification has no effect on previously reported net assets or net income.

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